UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-39164

INDONESIA ENERGY CORPORATION LIMITED

(Translation of registrant’s name into English)

c/o Dea Tower I, 11th Floor, Suite 1103

Jl. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta, Indonesia 12950

Tel: +62 21 576 8888

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

Other Information

On December 21, 2020, Indonesia Energy Corporation Limited (the “Company”) held Annual Meeting of its Shareholders in Jakarta, Indonesia. The record date for the Annual Meeting was November 16, 2020; as of the record date, the Company had 7,407,955 shares outstanding and entitled to vote at the meeting.

At the Annual Meeting the Company’s shareholders (i) elected Dr. Wirawan Jusuf, Mirza F. Said, James J. Huang, Mochtar Hussein, Benny Dharmawan, Tamba P. Hutapea and Roderick de Greef, and (ii) ratified the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2020, each of the proposals with the following vote:

1.	Election of Directors.

	For	Withheld
Dr. Wirawan Jusuf	6,065,762	2,993
Mirza F. Said	6,065,642	3,113
James J. Huang	6,065,758	2,997
Mochtar Hussein	6,065,642	3,113
Benny Dharmawan	6,065,762	2,993
Tamba P. Hutapea	6,065,642	3,113
Roderick de Greef	6,065,604	3,151

2.	Ratification of the appointment of Marcum Bernstein & Pinchuk LLP as independent auditors.

For	Against	Abstain
6,066,689	66	2,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indonesia Energy Corporation Limited

Dated: December 23, 2020	By:	/s/ Dr. Wirawan Jusuf
	Name:	Dr. Wirawan Jusuf
	Title:	Chairman & Chief Executive Officer